 Exhibit 99.2

4FRONT VENTURES CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2019 AND 2018 (IN US DOLLARS)

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4FRONT VENTURES CORP. Management’s Discussion & Analysis For the Three and Nine Months Ended September 30, 2019 and 2018

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of 4Front Ventures Corp. (the “Company” or “4Front”) is for the three and nine months ended September 30, 2019 and 2018. It is supplemental to, and should be read in conjunction with, the Company’s unaudited interim condensed consolidated financial statements and the accompanying notes for the three and nine months ended September 30, 2019. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The effective date of this report is November 29, 2019.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this MD&A constitute “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and United States security laws (collectively, “forward-looking information”), which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Statements concerning the Company’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, future financial performance and condition of the Company is forward-looking information. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions, including the negative and grammatical variations of such expressions, are intended to identify forward-looking information, although not all forward-looking information contains these identifying words. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. In addition, this MD&A, may contain forward-looking information attributed to third-party industry sources.

By their nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and projections that constitute forward-looking information will not occur. Such forward-looking information in this MD&A speak only as of the date of this MD&A. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to:

•	the building/construction of a cannabis production facility in Commerce, California and plans to begin operations there in 2020 and the sales to licensed dispensaries in California in mid-2020;

•	the status of pending acquisitions;

•	expected significant increase in sales in 2020 from adult use sales from two Massachusetts dispensaries and an Illinois dispensary;

•	the expected increase in production of cannabis products from the implementation of Cannex production techniques at HPI, in Worcester MA, and in Illinois.

•	the recent addition of a new marketing partner and increased production and sales of CBD products from Pure Ratios;

•	changes to the legal and regulatory environment, including changes in US and Canadian law and policy;

•	the expectation that selling costs will decrease over time as volumes increase due to adult use sales in certain markets;

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4FRONT VENTURES CORP. Management’s Discussion & Analysis For the Three and Nine Months Ended September 30, 2019 and 2018

•	sales to the wholesale market;

•	expectations regarding reductions in Pure Ratios selling costs and increase in online sales;

•	investment in general and administrative expenses include costs incurred at the corporate offices, primarily related to personnel costs, benefits, share-based compensation and other professional service costs;

•	costs related to the business combination with Cannex;

•	the filing of tax returns;

•	the growth prospects of the Company;

•	the ability of the Company to generate revenue in the near term and expectations regarding cash flow;

•	the need for additional capital and the ability to raise such capital (whether in a debt or equity financing);

•	the terms and consideration under the Company’s commercial arrangements, including leases; and

risks with respect to credit, liquidity, price, foreign exchange and other risks.

•	the ability of the Company to repay the GGP noteholders, who are owed approximately $34 million as of September 30, 2019, at maturity on November 21, 2021, if the holders elect not to convert the notes into equity of the Company.

•	the Company may not be adequately insured for certain risks, including: labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; equipment defects, malfunction and failures, changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes, ground movements, accidents and explosions that can cause personal injury, loss of life, suspension of operations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. This lack of insurance coverage could have a material adverse effect on the business, financial condition or results of operations of the Company.

•	the Company’s products are designed to be ingested by humans, and therefore face an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur.

With respect to the forward-looking information contained in this MD&A, the Company has made certain assumptions and such forward-looking information is subject to certain risks, including, without limitation, the following risks and assumptions:

•	the ability of the Company to obtain adult use licenses in Massachusetts and Illinois

•	the timing of the completion of the Commerce facility

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4FRONT VENTURES CORP. Management’s Discussion & Analysis For the Three and Nine Months Ended September 30, 2019 and 2018

•	the expected increase in sales in Massachusetts and Illinois when the Company receives licenses to sell in the adult use market

•	the Company’s ability to duplicate Cannex production results in Massachusetts and Illinois

•	the ability of the Pure Ratios’ marketing partner to increase sales

•	the expectation that selling and production costs will decrease on a per unit basis with expanding volumes

•	the expectation that cannabis demand will increase over time especially in adult use markets

•	the Company’s ability to renew all cannabis licenses

•	that competitors will not become more efficient than the Company with cannabis production

•	the Company’s ability to scale production activities in Massachusetts and Illinois

•	that the company’s production is not shut down due reasons such as testing detecting illegal pesticides, vape bans, state-wide issues with transmitting required information

•	the Company’s ability to hire employees to allow expansion

•	the Company’s ability to avoid citations and fines from regulators that could lead to the suspension other a cannabis license
•	the ability to prevent loss of crops due to disease, utility disruptions, and equipment failure

•	that states will not increase the number of licenses issued which would affect sales

•	the Company’s ability to purchase inventory for their dispensaries

•	that wholesale prices not decrease in markets where the Company produces cannabis products

•	that the tenants in Washington continue to pay their rent in a timely manner

Forward-looking information contained in this MD&A is based on the key assumptions. Readers are cautioned that such assumptions, although considered reasonable by the Company, may prove to be incorrect. Actual results achieved during future periods will vary from the information provided in this MD&A as a result of numerous known and unknown risks and uncertainties and other factors. The Company cannot guarantee future results.

Forward-looking information contained in this MD&A is based on the Company’s current plans, expectations, estimates, projections, beliefs and opinions and the assumptions relating to those plans, expectations, estimates, projections, beliefs and opinions may change.

Neither the Company nor any other person assumes responsibility for the accuracy or completeness of the forward-looking information contained herein. Such forward-looking information is made as of the date of this MD&A and the Company disclaims any intention or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

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4FRONT VENTURES CORP. Management’s Discussion & Analysis For the Three and Nine Months Ended September 30, 2019 and 2018

All of the forward-looking information made in this MD&A are expressly qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.

Actual results, performance or achievements could differ materially from those expressed in, or implied by, any forward-looking information in this MD&A, and, accordingly, investors should not place undue reliance on any such forward-looking information. New factors emerge from time to time and the importance of current factors may change from time to time and it is not possible for the Company’s management to predict all of such factors, or changes in such factors, or to assess in advance the impact of each such factors on the business of the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking information contained in this MD&A.

Management is responsible for the reliability and timeliness of information disclosed in this MD&A.

Annual and Interim Filings requires the CEO and CFO to certify that they are responsible for establishing and maintaining internal control over financial reporting (“ICFR”) for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company´s ICFR as of September 30, 2019. Based on this evaluation management concluded that the ICFR is effective as of September 30, 2019.to ensure that necessary disclosures are made on a timely basis.

All references to “$” are to United States dollars unless otherwise specified.

OVERVIEW OF THE COMPANY

4Front exists pursuant to the provisions of the British Columbia Corporations Act. On July 31, 2019, 4Front Holdings LLC (“Holdings”) and Cannex Capital Holdings, Inc. (“Cannex”) completed their business combination which resulted in the business of each of Holdings and Cannex becoming the business of 4Front. Holdings has been identified as the acquirer for accounting purposes. The Class A Subordinate Voting Shares of 4Front now trade on the Canadian Securities Exchange (“CSE”) under the new ticker “FFNT” and are quoted on the OTC (OTCQX: FFNTF). The business combination constituted a reverse takeover of Cannex by 4Front.

Historical MD&A with respect to each of Holdings and Cannex is available on the Company’s SEDAR profile at www.sedar.com.

The Company owns or manages licensed cannabis facilities in state-licensed markets in the United States. On November 13, 2018 Holdings acquired Healthy Pharms, Inc. (“HPI”) an operator of a licensed cannabis production facility and a dispensary in Georgetown, Massachusetts. On February 22, 2019, the Company acquired PHX Interactive LLC, a management company and lender which manages and lends to a licensed cannabis dispensary in Phoenix, Arizona. On April 15, 2019 Holdings gained control of Om of Medicine LLC, a dispensary in Michigan and expects the state to transfer the license by the end of 2019.

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4FRONT VENTURES CORP. Management’s Discussion & Analysis For the Three and Nine Months Ended September 30, 2019 and 2018

As of September 30, 2019, the Company owns and operates two dispensaries in Massachusetts, and one dispensary in each of Illinois, Michigan, and Pennsylvania. The Company operates two production facilities in Massachusetts, and one in Illinois. The Company also manages five dispensaries, three in Maryland, one in Arizona, and one in Arkansas. In October 2019, the Company opened a Company-owned dispensary in Maryland. The Company is building a cannabis production facility in Commerce, California and plans to begin operations in 2020.

The Company leases real estate and sells supplies to cannabis producers in the state of Washington. The Company owns and operates Pure Ratios (which was acquired by Cannex in June 2019), a CBD products company in California, that sells non-TCH products throughout the United States, and also partners with, or licenses to licensed cannabis producers and/or distributors to sell Pure Ratio’s products containing THC under state-licensed systems in various states.

This MD&A compares the three and nine months ended September 30, 2019 and comparable periods for Holdings in 2018. The 2019 balance sheet includes net assets acquired from Cannex and resulting intangible assets. The statements of operations for the 2019 periods include P&L activity from acquired operations from the Cannex business combination for the period August 1, 2019 to September 30, 2019. The 2018 periods do not include any Cannex activity.

Corporate Developments

On November 1, 2019, the Company granted the equivalent of 600,000 stock options for Subordinate Voting Shares to both Betty Aldworth and Kathi Lentzsch, two newly-elected members of the Board of Directors, at an exercise price of 0.80 Canadian Dollars which expire on November 1, 2024 and vest over a three-year period.

Revenue Streams

The Company has consolidated financial statements across its operating businesses. For the purpose of analysis, 4Front considers three operating divisions - Retail, Real Estate, and Production. Production includes the manufacturing and distribution of packaged cannabis products to its own dispensaries and third-party retail customers. Retail includes direct sales to end consumers in its retail stores, and Real Estate includes the leasing of real estate to cannabis producers who are elated parties. 4Front currently operates in Arizona, Arkansas, California, Illinois, Maryland, Massachusetts, Michigan, Pennsylvania and Washington. As of the three months ended September 30, 2019, 4Front has operating revenue in all of these states. 4Front has its registered office in Vancouver, British Columbia and a head corporate office in Phoenix, Arizona. 4Front had no operating revenue in Canada for the three months ended September 30, 2019.

SELECTED FINANCIAL INFORMATION

	Revenue	Net Loss	Basic and Diluted Loss Per Share
Period Ended	$	$	$ / Share
December 31, 2017	212,739	(1,430,264)	N/A
March 31, 2018	175,821	(1,699,122)	N/A
June 30, 2018	198,859	(3,561,007)	N/A
September 30, 2018	596,519	(3,167,491)	N/A
December 31, 2018	2,696,269	(3,188,285)	N/A
March 31, 2019	3,556,879	(4,845,465)	N/A
June 30, 2019	4,320,584	(5,376,203)	N/A
September 30, 2019	7,517,621	(6,869,896)	(0.01)

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4FRONT VENTURES CORP. Management’s Discussion & Analysis For the Three and Nine Months Ended September 30, 2019 and 2018

Significant variation in the results of operations for each quarter relate to:

•	June 30, 2018 expenses increased as the Company added headcount to support future growth and the results include $726,000 in interest expense from loans.

•	December 31, 2018 includes revenue from the November 13, 2018 acquisition of Healthy Pharms Inc. and higher revenue from Mission Pennsylvania.

•	March 31, 2019 revenue increased because three full months of Healthy Pharms revenue is included. Expenses increased as the Company added headcount to support future growth.

•	June 30, 2019 revenue increased with the acquisition of a Michigan dispensary on April 15, 2019.

•	September 30, 2019 includes two months of revenue and expenses from the business combination of Cannex on July 31, 2019.

Since the Company was a partnership until July 31, 2019, there was no Loss Per Share prior to July 31, 2019.

The following is selected financial data derived from the unaudited consolidated financial statements for the three and nine months ended September 30, 2019 for the Company and 2018 for Holdings.

The selected consolidated financial information set out below may not be indicative of the Company’s future performance:

	Three Months Ended September 30,		Nine Month Ended September 30,
	2019	2018	2019	2018
Total Revenue	$7,517,621	$596,519	$15,395,084	$971,199
Cost of Goods Sold	$4,005,102	$625,184	$8,410,002	$709,511
Gross Profit (Loss)	$3,512,519	$(28,665)	$6,985,082	$(363,496)
Total Expenses	$11,049,386	$3,245,210	$25,929,184	$7,563,859
Other Income (Expenses)	$528,798	$106,384	$2,617,442	$(733,148)
Total Assets	$343,157,383	$24,295,963	$343,157,383	$24,295,963
Long-Term Liabilities	$87,736,571	$557,500	$87,736,571	$557,500

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4FRONT VENTURES CORP. Management’s Discussion & Analysis For the Three and Nine Months Ended September 30, 2019 and 2018

Three Months Ended September 30, 2019

Revenue

Revenue for the three months ended September 30, 2019 was $7.5 million, an increase from $0.6 million for the three months ended September 30, 2018. This increase is primarily due to Cannex revenue following the business combination ($2.8 million), HPI ($1.6 million), Om of Medicine ($0.7 million), and PHX Interactive ($0.2 million). In addition, Mission Pennsylvania increased sales by $1.4 million from the previous year as sales have steadily grown since the opening of the dispensary in June 2018.

Cost of Goods Sold

Cost of Goods Sold increased $3.4 million for the three months ended September 30, 2019. COGS represents cost to cultivate and produce cannabis and CBD products that are produced in Company owned facilities and are sold to third parties and through Company-owned or managed dispensaries. For products that are purchased from third parties, COGS is the cost of inventory for sales to retail customers. Production costs increased $1.2 million due to the acquisition of HPI on November 13, 2018. COGS for purchased inventory grew $1.5 million because of the opening of the Pennsylvania dispensary on June 12, 2018 ($1.0 million in COGS), and the business combination with Cannex’s equipment and supplies wholesale business ($0.5 million).

Cost of Goods Sold also includes a $0.2 million adjustment to reflect a decrease in the fair value of biological assets (cannabis plants) that were grown in Company-owned facilities. This reduction in the valuation is required by IFRS and is calculated based on the selling price less cost to complete, less selling costs.

Gross Profit

Gross Profit for the three months ended September 30, 2019 was $3.5 million which was primarily due to $1.7 million in Gross Profits from the business combination with Cannex’s real estate leasing business, $0.4 million from the acquisition of Healthy Pharms, $0.4 million from Mission Pennsylvania, and $0.2 million from the acquisition of Pure Ratios (which was acquired by Cannex in June 2019) as part of the Cannex business combination.

Total Expenses

Total Expenses for the three months ended September 30, 2019 were $11.0 million, an increase of $7.8 million, as compared to the three months ended September 30, 2018. This 240% increase is primarily due to $2.9 million in additional overhead expenses from Cannex entities, payroll costs increasing $2.9 million as corporate infrastructure has been built-out, $0.4 million in increased marketing, $0.2 million in amortization of intangible assets from acquisitions, and increases to other corporate expenses due to the growth of the company.

Total Other Income (Expense)

Other Income was $0.5 million for the three months ended September 30, 2019 and was primarily from a $3.0 million gain on the change in value of a derivative liability from warrants that are in Canadian Dollars. The value of these warrants dropped between July 31, 2019 and September 30, 2019 as the stock price of 4Front dropped which resulted in this gain. This gain was partially offset by $1.3 million in interest expense for August and September 2019 from the $33.9 million Gotham Green Partners (GGP) loan that was assumed with the business combination with Cannex and $0.9 million from interest expense on the $34.2 million LI Lending loan for the building of cannabis facilities.

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4FRONT VENTURES CORP. Management’s Discussion & Analysis For the Three and Nine Months Ended September 30, 2019 and 2018

Net Loss

Net Loss Before Taxes and Non-Controlling Interest for the three months ended September 30, 2019 was $10.0 million, an increase of $7.8 million as compared to the three months ended September 30, 2018. This higher loss was primarily due to additional overhead expenses from Cannex entities, and an increase in corporate headcount.

Non-IFRS Financial and Performance Measures

In addition to providing financial measurements based on IFRS, the Company provides additional financial metrics that are not prepared in accordance with IFRS. Management uses non-IFRS financial measures, in addition to IFRS financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes and to evaluate the Company’s financial performance. These non-IFRS financial measures are Systemwide Pro Forma Revenue and Adjusted EBITDA. Management believes that these non-IFRS financial measures reflect the Company’s ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business, as they facilitate comparing financial results across accounting periods. Management also believes that these non-IFRS financial measures enable investors to evaluate the Company’s operating results and future prospects in the same manner as management. These non-IFRS financial measures may also exclude expenses and gains that may be unusual in nature, infrequent or not reflective of the Company’s ongoing operating results. As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

4Front uses Systemwide Pro Forma Revenue, which is not a measurement included in the International Financial Reporting Standards (IFRS), to capture total revenue plus revenue from entities with which the Company has a management contract, or effectively similar relationship (net of any management fee or effectively similar revenue), but does not consolidate the financial results of per IFRS 10 - Consolidated Financial Statements, plus revenue from closed acquisitions and business combinations as if they occurred on January 1, 2019. 4Front considers this measure to be an appropriate indicator of the growth and scope of the business.

Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and one-time charges related to acquisition and business combination related costs. 4Front considers these measures to be an important indicator of the financial strength and performance of our business.

The following tables provide a reconciliation of each of the non-IFRS measures to its closest IFRS measure.

Systemwide Pro Forma Revenue	Q3 2019

Reported Revenue (IFRS)	$7,517,621
Managed Revenue Adjustments (non-IFRS)	9,384,408
Systemwide Pro Forma Revenue (non-IFRS)	$16,902,029

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4FRONT VENTURES CORP. Management’s Discussion & Analysis For the Three and Nine Months Ended September 30, 2019 and 2018

Adjusted EBITDA	Q3 2019

Net Loss (IFRS)	$(6,864,420)
Interest Expense, net	2,563,145
Income Tax Expense	(138,173)
Depreciation and Amortization	1,423,157
Share-based Compensation	371,357
Gain on change in value of derivative liability	(3,035,442)
Non-recurring Expenses	1,069,459
Adjusted EBITDA	$(4,610,917)

Nine Months Ended September 30, 2019

Revenue

Revenue for the nine months ended September 30, 2019 was $15.4 million, up from $1.0 million for the nine months ended September 30, 2018. This increase was primarily due to the opening of the Pennsylvania dispensary in June 2018 ($4.8 million), the acquisition of HPI in November 2018 ($4.7 million), the business combination with Cannex in July 2019 ($2.8 million), and the acquisition of Om of Medicine in April 2019 ($1.3 million).

Cost of Goods Sold

Cost of Goods Sold increased $7.7 million for the nine months ended September 30, 2019. COGS represents costs to cultivate and produce cannabis and CBD products that are produced in Company owned facilities and are sold to third parties and company owned dispensaries. For products that are purchased from third parties, COGS is the cost of inventory that is sold in company-owned facilities during the period. Production costs increased $2.8 million due to the acquisition of HPI in November 2018. COGS for purchased inventory grew $4.4 million primarily due to the opening of the Pennsylvania dispensary in June 2018 ($2.8 million), and the business combination with Cannex’s equipment and supplies wholesale business in July 2019 ($0.5 million).

Cost of Goods Sold also includes a $0.2 million adjustment to reflect an increase in the fair value of biological assets (cannabis plants) that were grown in Company-owned facilities. This increase in the valuation is required by IFRS and is calculated based on the selling price less cost to complete, less selling costs.

Gross Profit

Gross Profit for the nine months ended September 30, 2019 was $7.0 million which was primarily due to $2.0 million in gross profits from the opening of the Pennsylvania dispensary, $1.7 million in gross profits from the business combination with Cannex’s real estate leasing business, $1.3 million from the acquisition of Healthy Pharms, $0.6 million from the acquisition of Om of Medicine, and $0.5 million from the acquisition of PHX Interactive.

Total Expenses

Total Expenses for nine months ended September 30, 2019 were $25.9 million, an increase of $18.4 million, as compared to the nine months ended September 30, 2018. This increase is primarily due to additional payroll costs of $6.6 million, overhead expenses from former Cannex entities of $2.9 million, and Cannex business combination-related expenses of $2.3 million. Headcount was added to administrative departments as the Company has built-out its corporate infrastructure. Additionally, depreciation and amortization expenses increased due to the acquisitions and business combinations, and legal, consulting fees, marketing, licensing, legal, and information technology expenses, increased as the Company grew.

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4FRONT VENTURES CORP. Management’s Discussion & Analysis For the Three and Nine Months Ended September 30, 2019 and 2018

Total Other Income (Expense)

Other Expense was $2.6 million for the three months ended September 30, 2019 and was primarily from a $3.0 million gain on the change in value of a derivative liability from warrants that are in Canadian Dollars. The value of these warrants dropped between July 31, 2019 and September 30, 2019 as the stock price of 4Front dropped which resulted in this gain. This gain was partially offset by $1.3 million in interest expense for August and September 2019 from the $33.9 million Gotham Green Partners (GGP) loan that was assumed with the business combination with Cannex and $0.9 million from interest expense on the $34.2 million LI Lending loan for the building of cannabis facilities.

Other Expense was $0.4 million for the nine months ended September 30, 2019 and included $1.3 million in interest expense for August and September 2019 from the $33.9 million Gotham Green Partners (GGP) loan that was assumed with the business combination with Cannex, $1.3 million in interest on the $34.2 million LI Lending loan for the building of cannabis facilities, and $0.5 million for notes related to the Healthy Pharms acquisition. This interest expense was partially offset by a $2.5 million settlement with a former consulting client to resolve past and future obligations under a consulting contract.

Net Loss

Net Loss Before Taxes and Non-controlling Interest for the nine months ended September 30, 2019 was $19.4 million, an increase of $10.7 million as compared to the nine months ended September 30, 2018. This higher loss was primarily due to additional corporate headcount, additional overhead expenses from Cannex entities, and expenses related to the Cannex business combination.

Drivers of Results of Operations

Revenue

The Company currently derives its revenue from its retail business, leasing real estate facilities, the production of cannabis and CBD products, and the importation and sale of equipment and supplies. Retail sales are through owned licensed dispensaries in Illinois, Massachusetts, Michigan, and Pennsylvania and from management fees from a managed licensed dispensary in Arizona. HPI grows and manufactures much of the products that are sold in the HPI dispensary. Revenue from the sale of HPI internally-produced products is considered dispensary revenue.

Adult use sales from the two Massachusetts dispensaries and the Illinois dispensary are expected to significantly increase sales in 2020. The implementation of Cannex production techniques at HPI, in Worcester MA, and in Illinois is expected to increase production of cannabis products to meet the new adult use demand in Massachusetts and Illinois. A production facility in Commerce, California is under construction and is expected to begin producing cannabis products and to sell products to licensed dispensaries in California in mid-2020. Production and sales of CBD products from Pure Ratios are expected to increase with the recent addition of a new marketing partner.

Gross Profit

Gross Profit is revenue less Cost of Goods Sold. Cost of Goods Sold includes the costs directly attributable to products that are sold and includes amounts paid for finished goods, such as flower, edibles, and concentrates, as well as packaging and other supplies, and allocated overhead which includes rent, salaries, utilities, and related costs. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis products, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

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4FRONT VENTURES CORP. Management’s Discussion & Analysis For the Three and Nine Months Ended September 30, 2019 and 2018

Over the nine months ended September 30, 2019, the Company devoted significant resources to the business combination with Cannex and the integration of the Cannex operations and its employees into 4Front. The Company negotiated and completed the acquisition of PHX Interactive (which manages an Arizona dispensary) in February 2019 and the acquisition of a Michigan dispensary in April 2019. In July 2019, Holdings acquired a controlling interest in Mission MA, Inc. who opened a dispensary in Worcester, MA in May 2019 and began harvesting cannabis in October 2019

Total Expenses

Total expenses other than the cost of goods sold, consist of selling costs and costs to support marketing and branding activities. It also includes a significant investment in the corporate infrastructure required to support significant expected growth in the business.

Selling costs generally correlate to revenue. As a percentage of sales, the Company expects selling costs to decrease over time as volumes increase at the Massachusetts and Illinois dispensaries due to adult use sales and as the Company begins to sell cannabis to the wholesale market. Pure Ratios’ selling costs are expected to fall as online sales increase.

General and administrative expenses include costs incurred at the corporate offices, primarily related to personnel costs, benefits, share-based compensation and other professional service costs. The Company expects to continue to invest considerably in this area to support aggressive expansion plans and to support the increasing complexity of the cannabis business. During the nine months ended September 30, 2019, the Company incurred $2.3 million in costs related to the Cannex business combination. The Company expects to continue to incur costs related to the business combination with Cannex through the end of 2019.

Provision for Income Taxes

With the completion of the Cannex business combination on July 31, 2019, the Company is taxed as a corporation in the U.S. The Company expects to file consolidated tax returns that will allow the netting of income and losses and reduce income taxes. For the nine months ending September 30, 2019, the Company recorded income tax expense of $0.9 million. No income taxes were due for the prior year period.

As the Company operates in the state legal cannabis industry, it is subject to the limitations of IRC Section 280E under which taxpayers are only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E and a higher effective tax rate than most industries. Therefore, the effective tax rate can be highly variable and may not necessarily correlate to pre-tax income or loss.

Liquidity, Financing Activities During the Period, and Capital Resources

As of September 30, 2019, the Company had total current liabilities of $15.1 million and a cash balance (including restricted cash) of $12.4 million, as compared to $11.8 million and $1.3 million as of December 31, 2018. The restricted cash is from an up-to $50 million loan obtained in May 2019 to finance capital expenditures.

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4FRONT VENTURES CORP. Management’s Discussion & Analysis For the Three and Nine Months Ended September 30, 2019 and 2018

The Company is a high-growth company. It is generating cash from sales and is deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over the near term. The Company expects increased cash flows once it gains approval to sell to the adult-use market in Massachusetts and in Illinois in 2020. If approval is obtained, this additional cash flow is expected to decrease the need for additional capital.

The company will likely seek to raise debt or equity financing in order to fund growth or expansion of operations, although there is no assurance that the company will be able to secure financing on terms favorable to it or at all.

Cash Flows

Cash Used in Operating Activities

Net cash used in operating activities was $16.1 million for the nine months ended September 30, 2019, an increase of $9.4 million as compared to the nine months ended September 30, 2018. The increase was due to increases in SG&A expenses, largely driven by transaction costs related to the Cannex business combination, increase in wage expense due to additional hiring in order to scale operations in new markets, and expenses related to infrastructure projects.

Cash Flow from Investing Activities

Net cash used in investing activities was $10.8 million for the nine months ended September 30, 2019, a decrease of $0.6 million as compared to $11.4 million for the nine months ended September 30, 2018. The decrease is due to $5.7 million in cash acquired from business combinations and acquisitions ..and a $5.5 million reduction in loans to related parties. This decrease was offset by an $10.6 million increase in purchases of fixed assets including the Georgetown building.

Cash Flow from Financing Activities

Net cash provided by financing activities was $31.7 million for the nine months ended September 30, 2019, an increase of $14.8 million from the nine months ended September 30, 2018. The increase was due to the receipt of $27.2 million in loan proceeds from LI Lending in 2019 and $11.8 million in loans received from Cannex prior to the business combination. For the nine months ended September 30, 2018, $16.3 million was raised by Holdings by selling equity units and through loans, with no offset for the nine months ended September 30, 2019.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Transactions with Related Parties

At September 30, 2019 and December 31, 2018, notes receivable due from related parties were $4.7 million and $12.6 million respectively for loans to entities that hold cannabis licenses, have applied for cannabis licenses, or that control real estate that may be used for cannabis facilities. These entities are related parties because the Company has management agreements with the party and/or employees of the Company are on the Board of Managers of the entity. The related parties are Premium Medicine of Maryland, LLC, Chesapeake Integrated Health Institute, LLC, Mission New Jersey LLC, Arkansas Natural Products I, LLC, Regatta partners LLC, and in 2018 Mission MA Inc.

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4FRONT VENTURES CORP. Management’s Discussion & Analysis For the Three and Nine Months Ended September 30, 2019 and 2018

Certain subsidiaries which were acquired in the business combination with Cannex have multiple contractual relationships with two licensed Washington cannabis producer/processors: Superior Gardens LLC (d/b/a Northwest Cannabis Solutions) (“NWCS”) and 7Point Holdings LLC (“7Point”): Vlad Orlovski, the sole owner of NWCS, holds 23,985,625 equivalent Subordinate Voting Shares (SVS) in the Company. Gerald Derevyanny, the sole owner of 7Point, holds 515,000 equivalent SVS in the Company, and is an employee of the Company. On March 1, 2017, NWCS (lessee) and Cannex (lessor)entered into a commercial gross lease for a 70-month term with two five-year renewal options of the 116,608 square foot Tumwater Facility at a rate of $4.00 per spare foot set to increase January 1 of each year during the initial term by $0.50 per square foot. On June 1, 2017, 7Point (lessee) and Cannex (lessor) entered into a commercial sublease for a six-year term with one five-year renewal option for the 60,000 square foot Elma Grow at a rate of $4.00 per square foot beginning on December 1, 2017 and increasing on November 1 of each year during the initial term by $0.25 per square foot. On January 1, 2018, Cannex entered into a service agreement with NWCS engaging Ag Grow Imports LLC (“Ag Grow”), a wholly-owned subsidiary of Cannex, to provide consulting and personnel services for growing and processing for $30,000 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $20,000 per month for a three-year term with automatic renewal for additional three-year terms. On January 1, 2018, Cannex entered into a service agreement with 7Point engaging Ag Grow to provide consulting and personnel services for growing and processing for $10,000 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $5,000 per month for a three-year term with automatic renewal for additional three-year terms. On January 1, 2018, NWCS and Cannex entered into a packaging supply agreement under commercially reasonable pricing terms by which NWCS submits packaging orders for Cannex-designed packaging sold by NWCS under an exclusive license to use Cannex brands and recipes in the state of Washington. The packaging supply agreement has an initial term of three years with automatic renewal for additional three-year periods.

An officer of the Company, Leo Gontmakher, is a part-owner of a firm which extended Holdings a real estate improvement/development loan of up to $50 million of which approximately $34.5 million has been extended as of September 30, 2019.

Intangible Assets

The Company recorded $170 million in intangible assets, primarily goodwill, with the business combination with Cannex on July 31, 2019. This represents the difference between the value of the stock issued to former Cannex shareholders on July 31, 2019 and the fair value of the net assets acquired. Goodwill includes the value of the trade secrets for the cultivation and production of cannabis products, the value of the cash flows produced from the Cannex real estate leases, and the value of the Pure Ratios CBD business. The Company reviews all intangible assets for impairment at least annually. No impairment has been recognized through the nine months ended September 30, 2019 and the year ended December 31, 2019.

Share Capital

The Company has three classes of shares Class A Subordinate Voting Shares (SVS), Class B Subordinate Proportionate Voting Shares (SPVS) and Class C Multiple Voting Shares (MVS). The SPVS are convertible to SVS at a rate of 1 to 80. Conversion of SPVS shares is restricted until January 1, 2020, after which they are convertible at the shareholder’s option. The MVS carry 800 votes per share and convert to one SVS share after a certain mandated holding period. These shares were issued to certain executives of Holdings and give these executives approximately 73% of the voting control of the Company’s currently outstanding shares. At July 31, 2019, September 30, 2019, and the date of this report, there were the equivalent of 530,852,417 total shares outstanding when calculated as if all share classes were converted to Subordinate Voting Shares.

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4FRONT VENTURES CORP. Management’s Discussion & Analysis For the Three and Nine Months Ended September 30, 2019 and 2018

Stock Options - At September 30, 2019, stock options had been granted to purchase the equivalent of 39,520,680 SVS. As of the date of this report, stock options had been granted to purchase the equivalent of 40,720,680 SVS.

Warrants - At September 30, 2019, there were share purchase warrants outstanding to purchase up to 37,418,764 SVS in the following amounts:

7,000,000 warrants at $1.00 expiring November 21, 2021

4,511,278 warrants at $1.33 expiring November 21, 2021

2,010,050 warrants at $1.99 expiring November 21, 2021

23,897,436 warrants at CAD $1.50 expiring March 2020

The GGP notes are the only convertible debt currently issued by the Company. Such debt, if converted as of the date of the MD&A, would result in the issuance of approximately 40,826,568 SVS.

Completed and Proposed Transactions

On July 31, 2019, the Company completed its business combination with Cannex.

Changes in Accounting Practices

On January 1, 2019, the Holdings adopted IFRS 16, Leases, which will replace IAS 17, Leases. Holdings elected to implement IFRS 16 using a modified retrospective approach where Holings recognized the cumulative effect of the initial application as an adjustment to the opening balance of equity as of January 1, 2019 and comparatives are not restated. This resulted in the elimination of $229,547 in deferred rent credits on the existing operating leases as of December, 31, 2018. On January 1, 2019 the Company recognized $4,634,658 in Right-Of-Use-Assets and a $4,634,658 in Lease Liabilities which represented the net present value of future lease payments at January 1, 2019. The Right-Of-Use-Assets are being depreciated on a straight-line basis over the life of the lease. Beginning on January 1, 2019, lease payments are allocated to interest expense on the Lease Liability and the amortization of the Lease Liability.

The effect of implementing IFRS 16 is that rent expense is no longer recorded as part of Selling, General and Administrative Expenses, and instead amortization expense and interest expense is recorded. Interest expense is higher with early lease payments and gradually decreases through the life of the lease. This increases total expense in the early years of each lease and will decrease total expenses later in the lease period.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgements, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

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4FRONT VENTURES CORP. Management’s Discussion & Analysis For the Three and Nine Months Ended September 30, 2019 and 2018

I.	Estimated Useful Lives and Depreciation of Property and Equipment

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

II.	Estimated Useful Lives and Amortization of Intangible Assets

Amortization of intangible assets is recorded on a straight-line basis over the estimated useful life of the intangible asset. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

III  Biological Assets

Management is required to make estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions, such as estimating the stages of growth of the cannabis, harvested costs, sales price and expected yields.

IV  Equity Based Compensation

The fair value of equity based compensation expenses are estimated using the Black-Scholes pricing model and rely on a number of estimates, including the life of the grant, the volatility of the underlying unit price, the risk free rate of return, and the estimated rate of forfeiture of units granted.

V    Business Combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. Contingent consideration is measured at its business combination-date fair value and is included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Amortization of intangible assets is recorded on a straight-line basis over the estimated useful life of each respective asset.

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4FRONT VENTURES CORP. Management’s Discussion & Analysis For the Three and Nine Months Ended September 30, 2019 and 2018

Financial Instruments and Financial Risk Management

The Company’s financial instruments consist of cash, account receivable, notes receivable and accrued interest from related parties, accounts payable, accrued liabilities, notes payable to related parties, and convertible notes. The carrying values of these financial instruments approximate their fair values as of September 30, 2019 and December 31, 2018.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit Risk

Credit risk is the risk of a potential loss to the Company if a third party or a related party to a financial instrument fails to meet its contractual obligations. As of September 30, 2019 and December 31, 2018, the maximum credit exposure related to the carrying amounts of Notes Receivable and Accrued Interest from Related Parties were $4.7 million and $12.6 million respectively.

The Company maintains cash with federally insured financial institutions. As of September 30, 2019 and December 31, 2018, the Company exceeded federally insured limits by approximately $10.0 million and $0.5 million respectively. The Company has historically not experienced any losses in such accounts.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due, however, there can be no assurance that the Company will be able to raise sufficient capital.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company keeps cannabis inventory levels at their dispensaries low to manage the risk of falling inventory values. Falling cannabis prices could affect the ability of third party tenants to pay their rent to the Company. The Company monitors cannabis prices in markets where they operate and will adjust their strategies if necessary.

Foreign Exchange Risk

The Company is exposed to exchange rate fluctuations between United States and Canadian dollars. Most importantly, the Company’s share price is denominated in Canadian dollars. If the Canadian dollar declines against the United States dollar, the United States dollar amounts available to fund expansion through the exercise of stock options or warrants will be less. The Company also has bank accounts with balances in Canadian dollars. The value of these bank balances if converted to U.S. dollars will fluctuate. While the Company maintains a registered office in Canada where it incurs expenses primarily denominated in Canadian dollars, such expenses are a small portion of overall expenses incurred by the Company. The Company does not have a practice of trading derivatives and does not engage in “natural hedging” for funds held in Canada.

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4FRONT VENTURES CORP. Management’s Discussion & Analysis For the Three and Nine Months Ended September 30, 2019 and 2018

Risks and Uncertainties

The most significant trends and uncertainties which management expects could impact its business and financial condition are (i) the changing legal and regulatory regime which regulates the production and sale of cannabis and cannabis related products; (ii) the ability of companies who may receive funds from the sale of cannabis and cannabis related products to adequately track and legally transfer such funds; (iii) the ability of companies to raise adequate capital; (iv) market risks of continued competition in its primary market of Washington, leading to further price/margin compression and potentially hampering the ability of the operating cannabis companies which the Company contracts with performing on their obligations.

Legal and Regulatory Trends

The Company’s flagship investments are in Washington State and currently management expects the legal and regulatory regimes in the United States (on a federal level), Washington State, and Canada to be the most relevant to its business.

In the United States, 33 states and Washington D.C. have legalized medical marijuana, while ten states and Washington, D.C. have also legalized recreational marijuana. Although cannabis currently remains a Schedule I drug under federal law, the U.S. Department of Justice issued a memorandum, known as the “Cole Memorandum”, on August 29, 2013 to the U.S. Attorneys’ offices (federal prosecutors) directing that individuals and businesses that rigorously comply with state regulatory provisions in states that have strictly regulated legalized medical or recreational cannabis programs should not be a prosecutorial priority for violations of federal law. This federal policy was reinforced by passage of a 2015 federal budget bill amendment (passed in 2014) known as the Rohrabacher-Farr Amendment that prohibits the use of federal funds to interfere in the implementation of state medical marijuana laws. This bill targets Department of Justice funding, which encompasses the Drug Enforcement Agency and Offices of the United States Attorneys. This bill showed the development of bi-partisan support in the U.S. Congress for legalizing the use of cannabis. On January 4, 2018, the U.S. Department of Justice rescinded the Cole Memorandum. Given that the Cole Memorandum was never legally binding, the U.S. Department of Justice continues to have discretion to enforce federal drug laws.

Under U.S. federal law it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from marijuana sales or the sale of any other Schedule I substance. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. Despite these laws, the U.S. Treasury Department issued a memorandum in February 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal law. Under these guidelines, financial institutions must submit a “suspicious activity report” (SAR) as required by federal anti-money laundering laws. These marijuana related SARs are divided into three categories: marijuana limited, marijuana priority, and marijuana terminated, based on the financial institution’s belief that the marijuana business follows state law, is operating out of compliance with state law, or where the banking relationship has been terminated. In the U.S., a bill has been tabled in Congress to grant banks and other financial institutions immunity from federal criminal prosecution for servicing marijuana-related businesses if the underlying marijuana business follows state law. This bill has not been passed and there can be no assurance with that it will be passed in its current form or at all. In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape.

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4FRONT VENTURES CORP. Management’s Discussion & Analysis For the Three and Nine Months Ended September 30, 2019 and 2018

Political and regulatory risks also exist due to the presidential administration of Donald Trump. The President’s positions on cannabis regulation have been difficult to discern. President Trump has appointed William Barr, who served as Attorney General in the presidential administration of George H.W. Bush from 1991 to 1993, and Mr. Barr was confirmed by the Senate on February 14, 2019. Mr. Barr has testified before the U.S Senate Appropriations Committee that he believes that a federalist approach allowing states to individually determine the legal status of cannabis is the appropriate regime for the regulation of cannabis. It remains unclear what stance the U.S. Department of Justice under the current administration might take toward legalization efforts in U.S. states, but federal enforcement of the Controlled Substance Act and other applicable laws is possible.

The Company’s main operating tenant, NWCS, received administrative violation notices (“AVN”) in 2019 for various alleged violations of the state of Washington’s cannabis regulations. A potential penalty of the AVNs is loss of cannabis license. NWCS, and any other cannabis licensee in Washington, is entitled to due process regarding the alleged violations, including settlement conferences, hearings before an administrative law judge, and/or possible appeal to state court. NWCS day-to-day operations are unaffected.

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) which provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the United States as permitted within a particular state’s regulatory framework. All issuers with United States cannabis related activities are expected to clearly and prominently disclose certain prescribed information in prospectus filings and other required disclosure documents. As a result of the Company’s operations in the United States, the Company is subject to Staff Notice 51-352.

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